UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE

Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This press release may include information on future events. This information includes not only historical facts, but also the objectives and expectations of Bradesco’s management. Words such as “anticipate”, “desire”, “expect”, “foresee”, “plan”, “predict”, “project”, “wish” and similar terms are intended to identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not restricted to the impact from the competitiveness of prices and services, the acceptance of services by the market, the service transactions of Bradesco and its competitors, regulatory approvals, currency fluctuations, changes in the mix of services offered as well as other risks described in Bradesco’s reports. This press release is valid up to its publication date and Banco Bradesco assumes no obligation whatsoever to update this release as a result of either new information and/or future events.

Monday, April 28, 2008	1Q08 Earnings Release

We present below Bradesco’s main figures for the first quarter of 2008. Our Report on Economic and Financial Analysis containing the complete Financial Statements is available on the investor relations website (http://www.bradesco.com.br/ir).

1. Net Income in the 1Q08 stood at R$2.102 billion (up 23.3% in relation to the net income of R$1.705 billion in the same quarter of 2007), corresponding to EPS of R$0.68 and return of 32.0% on Average Shareholders’ Equity*.

2. Net Income comprised R$1.356 billion from financial activities, which accounted for 65% of the total, and R$746 million from insurance, private pension plan and certificated savings plan activities, which accounted for 35% of Net Income.

3. Market capitalization grew by 12.1% compared to the 1Q07, reaching R$93.631 billion in March 2008 (R$104.959 billion on April 25, 2008).

4. The balance of total assets in March 2008 stood at R$355.517 billion, an increase of 26.1% in relation to March 2007. Annualized return on average total assets was 2.4%, versus 2.5% in the same period of 2007.

5. The total loan portfolio (considering sureties, guarantees and credit cards receivables) grew to R$169.408 billion, 38.5% higher than a year ago. Loans to individuals totaled R$62.226 billion (up 34.3%), while operations with corporate clients totaled R$107.182 billion (up 41.0%) .

6. The sum of funds raised and managed was R$506.805 billion, an increase of 24.5% from the R$406.970 billion amounted in March 2007.

7. Shareholders’ Equity was R$32.909 billion in the first quarter of 2008, an increase of 26.4% versus 1Q07. The Capital Adequacy Ratio stood at 13.9% .

8. Remuneration to shareholders in the period in the form of interest on shareholders’ capital paid and provisioned totaled R$740 million, equivalent to 35.2% of Net Income of the same quarter.

9. The Efficiency Ratio in 12 months stood at 41.7%, an improvement compared to the 42.1% in March 2007.

10. In the 1Q08, investments in infrastructure, information technology and telecommunications amounted to R$573 million, up 20.6% million in relation to the 1Q07.

11. Taxes and contributions, including social security, paid or provisioned in the period, stemming from the main activities developed by Bradesco Organization, totaled R$1.697 billion, equivalent to 80.7% of Net Income.

12. Bradesco has Brazil’s largest private customer service network, with 3,169 branches, 26,735 ATMs in the Bradesco Dia&Noite (Day&Night) Network, 4,221 ATMs in the Banco24Horas (24HourBank) Network, 12,381 Bradesco Expresso outlets, 5,851 Postal Bank branches, 2,825 corporate site branches and 357 branches of Finasa Promotora de Vendas.

13. On January 21, Grupo Bradesco de Seguros e Previdência, through Bradesco Seguros S.A., entered into a “Quotas Assignment Agreement” with Marsh Corretora de Seguros Ltda., with a view to acquiring control of Mediservice – Administradora de Planos de Saúde Ltda. The transaction represents an important strategic step that will allow for expanding the client base with scale gains.

14. On March 6, Banco Bradesco BBI S.A. entered with the shareholders of Ágora Corretora de Títulos e Valores Mobiliários S.A., into a “Private Instrument of Commitment of Merger of Shares and Other Covenants”, aiming at the acquisition of its total capital. Ágora Corretora is Brazil’s largest brokerage firm in online purchase and sale transactions of shares to individuals (home broker), with around 29 thousand active clients. The operation is subject to the approval by the respective government agencies and to the due diligence results.

15. On March 27, Brazil’s Central Bank (BACEN) approved: (i) the increase in the Capital Stock in the amount of R$1,200,000,000.00, from R$19,000,000,000.00 to R$20,200,000,000.00, through the subscription of new shares introduced at the Special Shareholders’ Meeting held on January 4, 2008 and ratified at the Special Shareholders’ Meeting held on March 24, 2008; and (ii) an increase in the capital stock in the amount of R$2,800,000,000.00, from R$20,200,000,000.00 to R$23,000,000,000.00, with a 50% stock bonus (1 new share for each 2 shares held of the same type), through the capitalization of part of the balance in the “Profit Reserve - Statutory Reserve” account, as resolved at the Special Shareholders’ Meeting held on March 24, 2008.

16. Bradesco is the Brazilian bank with the best placement in the ranking of the world’s 2 thousand largest companies, ranking 85th, according to Forbes, one of the most respected international economy, finances and businesses magazines.

17. Regarding Social Responsibility, for more than 50 years, Fundação Bradesco has been dedicated to educating low-income children, adolescents and adults. Since its creation, the foundation has provided free and high-quality education to some 2 million students, with this figure rising to 2.5 million once the distance-learning programs are included. With an estimated budget of R$220.069 million, this year Fundação Bradesco will be able to provide assistance on more than 411,000 occasions in the many segments in which it operates. Among the people assisted, 110,415 students will have free high-quality education.

(*) Excludes the mark-to-market effect of Available-for-Sale Securities recorded in Shareholders’ Equity

Milton Vargas Executive Vice-President and Investor Relations Officer Domingos Figueiredo de Abreu Managing Director Jean Philippe Leroy Department Director Phone: (55 11) 2178-6201
Institutional Area	Individuals Area
Phone: (55 11) 2178-6218	Phone: (55 11) 2178-6203

e-mail: investidores@bradesco.com.br www.bradesco.com.br/ir

     Banco Bradesco’s Net Income of R$2.102 billion in the 1Q08 includes some nonrecurring events in the period, as shown below:

R$ million	1Q08	4Q07	1Q07
REPORTED NET INCOME	2,102	2,193	1,705
Partial Sale of Visa International	(352)	-	-
Full Goodwill Amortization [1]	53	140	-
Partial Sale of Bovespa/BM&F	-	(405)	-
Total Sale of the Indiana investment	-	(64)	-
Active Tax Credit	-	(300)	-
Supplementary Labor Provision	-	232	-
Other	21	38	-
Tax Effects	83	20	-
Subtotal Nonrecurring Events	(195)	(339)	-
ADJUSTED NET INCOME	1,907	1,854	1,705
1 Refers to the full goodwill amortization recorded in affiliated companies/subsidiaries.

     We observed that Adjusted Net Income was R$1.907 billion in the first quarter of 2008. This income will be used as the basis for the analyses and comments in this press release and in our Report on Economic and Financial Analysis.

Loan Portfolio

	R$ million			Variation %
	Mar ‘08	Dec ‘07	Mar ‘07	Quarter	12 months
SME	45,718	43,980	30,965	4.0	47.6
Large Companies	61,464	58,150	45,042	5.7	36.5
Corporate Subtotal	107,182	102,130	76,007	4.9	41.0
Individual	62,226	59,277	46,348	5.0	34.3
Total *	169,408	161,407	122,355	5.0	38.5
* Includes sureties and guarantees and receivables from credit cards (purchases in installments and in cash).

The good performance of economy has accelerated the loan market in all its segments (individuals, small, SMEs and large corporations).

In Corporations, the highest growth occurred in products leasing, working capital and real estate financing. It is worth pointing out that 90.0% of surety and guarantee operations are made with Large Corporations.

In the Individuals segment, we point out the consumption financing (vehicles, personal loan, payroll-deductible loan, credit card and CDC), rural loan and real estate loan. As of 2007, we have focused on new vehicle financing in the leasing segment, which explains the high growth levels.

Excluding sureties and guarantees and receivables from credit cards, the Loan Portfolio stood at R$139.019 billion, growing by R$37.546 billion, or 37.0% in relation to March 2007, and by R$7.712 billion or 5.9%, in this quarter.

The evolution of main loan products is as follows.

Breakdown of Loan Portfolio – Individuals and Corporations:

Individuals	R$ million			Variation %
	Mar ’08	Dec ‘07	Mar ‘07	Quarter	12 Months
Vehicles - CDC	21,265	21,183	16,843	0.4	26.3
Credit Card	8,188	8,284	6,115	(1.2)	33.9
Personal Loan	7,376	7,063	6,558	4.4	12.5
Payroll Deductible Loan	6,311	6,106	4,227	3.4	49.3
Leasing	5,272	3,315	1,113	59.0	373.7
Rural Loan	3,384	3,138	2,000	7.8	69.2
BNDES Onlendings	2,867	2,843	2,990	0.8	(4.1)
Overdraft Facilities	2,189	1,848	1,969	18.5	11.2
Real Estate Financing	1,842	1,646	1,151	11.9	60.0
Sureties and Guarantees	344	390	306	(11.8)	12.4
Other	3,188	3,461	3,076	(7.9)	3.6
Total	62,226	59,277	46,348	5.0	34.3

Corporations	R$ million			Variation %
	Mar ’08	Dec ‘07	Mar ‘07	Quarter	12 Months
Working Capital	16,099	14,685	8,990	9.6	79.1
BNDES Onlendings	10,850	10,442	8,255	3.9	31.4
Export Financing	9,737	7,812	6,350	24.6	53.3
Overdraft Accounts	8,243	7,643	7,344	7.9	12.2
Operations Abroad	8,176	8,535	7,163	(4.2)	14.1
Leasing	5,876	4,886	2,990	20.3	96.5
Credit Card	4,514	4,265	3,011	5.8	49.9
Vehicles - CDC	3,521	3,496	2,889	0.7	21.9
Rural Loan	3,190	3,132	2,641	1.9	20.8
Real Estate Financing	1,879	1,758	1,152	6.9	63.1
Sureties and Guarantees	24,736	23,906	15,663	3.5	57.9
Other	10,361	11,570	9,559	(10.4)	8.4
Total	107,182	102,130	76,007	4.9	41.0

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Mar ’08	Dec ‘07	Mar ‘07	Quarter	12 Months
CDC Portfolio	24,786	24,679	19,732	0.4	25.6
Individuals	21,265	21,183	16,843	0.4	26.3
Corporations	3,521	3,496	2,889	0.7	21.9

Leasing Portfolio	9,007	6,308	2,788	42.8	223.1
Individuals	5,209	3,262	1,078	59.7	383.2
Corporations	3,798	3,046	1,710	24.7	122.1

Finame Portfolio	3,454	3,431	2,329	0.7	48.3
Individuals	57	68	47	(16.2)	21.3
Corporations	3,397	3,363	2,282	1.0	48.9

Total	37,247	34,418	24,849	8.2	49.9
Individuals	26,531	24,513	17,968	8.2	47.7
Corporations	10,716	9,905	6,881	8.2	55.7

Information on Credit Cards

				Variation %
	1Q08	4Q07	1Q07	Quarter	12 Months
Credit Cards
Card Base - Million	18.4	17.5	13.9	5.1	32.4
Revenues - R$ Million	9,169	9,321	7,232	(1.6)	26.8
No. of Transactions - Million	112.3	111.6	86.4	0.6	30.0

Private Label
Card Base - Million	10.1	9.7	5.8	4.1	74.1
Revenues - R$ Million	1,081	1,226	783	(11.8)	38.1
No. of Transactions - Million	15.3	16.1	10.1	(5.0)	51.5

Total
Card Base - Million	28.5	27.2	19.7	4.8	44.7
Revenues - R$ Million	10,250	10,547	8,015	(2.8)	27.9
No. of Transactions - Million	127.6	127.7	96.5	(0.1)	32.2

Asset Quality

The asset quality of our portfolio is provided below, showing the percentage of total assets rated from “AA" to “C”, along with a comparison with the financial system and private banks:

	Mar ‘08	Dec ‘07	Mar ‘07
Bradesco	93.4%	93.3%	92.2%
Financial System	N/A	92.0%	90.9%
Private Banks *	N/A	92.8%	91.8%
* Domestic and Foreign Banks

Provision for Loan Losses (PLL) and Delinquency

The balance of the Provision for Loan Losses (PLL) was R$8.104 billion on March 31, 2008, of which R$6.950 billion are required provisions and R$1.154 billion are excess provisions.

Expenses with Provision for Loan Losses (PLL)

PLL expenses of R$1.667 billion were recorded in the quarter, an increase of R$507 million, or 43.7%, compared with 1Q07. This growth follows the evolution of the Loan Portfolio, which had a growth of R$37.546 billion, or 37.0%, in the period.

In the comparison between 1Q08 and 4Q07, PLL expenses grew by R$111 million.

Coverage Ratios and Delinquency

In the table below we show the Coverage and Delinquency Ratios of our portfolio:

	March ‘08	Dec ‘07	March ‘07
PLL / Loan Portfolio	5.8%	6.0%	6.7%
Loans Overdue more than 60 days / Loan Portfolio *	4.3%	4.2%	4.6%
PLL / Loans Overdue more than 60 days	137.0%	140.7%	145.0%
Loans Overdue more than 90 days / Loan Portfolio *	3.5%	3.5%	3.8%
PLL / Loans Overdue more than 90 days	166.5%	168.7%	176.7%
* Such percentages were recalculated – see page 84 of the Report on Economic and Financial Analysis.

According to our evaluation, delinquency is stable and shows a slight improvement for the forthcoming quarters. Focusing on borrowers’ payment capacity by means of concession and risk management instruments is part of our routine.

We highlight the good performance of the coverage ratio (Loans Overdue More than 90 days/Loan Portfolio), which has been maintained stable during the quarters.

Deposits, Debentures and Subordinated Debt

The growth in these funding lines is shown in the following table:

	R$ million			Variation %
	Mar ‘08	Dec ‘07	Mar ‘07	Quarter	12 Months
Demand deposits [1]	26,680	29,420	20,708	(9.3)	28.8
Savings Deposits	33,290	32,813	27,609	1.5	20.6
Time Deposits + Debentures	83,023	67,860	58,006	22.3	43.1
Subordinated Debt [2]	16,567	15,850	12,147	4.5	36.4
Total	159,560	145,943	118,470	9.3	34.7
1The balance of demand deposits in December 2007 was influenced by the end of the CPMF tax, which led to funds being maintained in current accounts for investment only after the tax was extinguished.
2 Out of the amount paid in March 2008, R$11.269 billion was recorded for the purpose of calculation of the Capital Adequacy Ratio.

Contingent Liabilities

The balance of these liabilities is shown in the table below:

	R$ million			Variation %
	Mar ‘08	Dec ‘07	Mar ‘07	Quarter	12 Months
Labor Proceedings	1,560	1,492	1,241	4.6	25.7
Civil Proceedings	1,509	1,414	863	6.7	74.9
Tax Provisions	6,609	6,311	5,649	4.7	17.0
Total	9,678	9,217	7,753	5.0	24.8

Capital

In March 2008, the Book Value of Shareholders’ Equity was R$32.909 billion, while Reference Shareholders’ Equity was R$43.408 billion. Accordingly, the Capital Adequacy Ratio (BIS) stood at 13.9% on a consolidated basis. Since that the minimum BIS ratio in Brazil is 11%. The Central Bank of Brazil, through Article 9 of Circular Letter 3,367, provides the option of excluding from the calculation of the Capital Adequacy Ratio all sold positions denominated in foreign currency (including the associated tax effects) taken up for the purpose of hedging investments held abroad. If Bradesco were to opt for this prerogative, the BIS ratio on March 31, 2008 would stand at 16.7% (12.6% in Tier I) and would allow an increase of around R$130 billion in the Loan Portfolio.

Unrealized Gains

Unrealized Gains, represented by the difference between the market value of assets and liabilities and their respective book values, stood at R$4.140 billion in March 2008, compared with R$3.877 billion in the same period of 2007, an increase of R$263 million (see explanatory note 32b). Compared to unrealized gains of December 2007 of R$4.709 billion, the reduction of R$569 million is mainly due to the mark-to-market of shares of Bovespa and BM&F, reflecting the market volatility in the period and the adjustment in the loan portfolio in view of the increase of the interest rate practiced in the market.

Asset Management

Bradesco’s total assets under management, comprising investment funds, managed portfolios and third-party funds, rose to R$183.822 billion.

Shareholders’ Equity

	R$ million			Variation %
	Mar ‘08	Dec ‘07	Mar ‘07	Quarter	12 Months
Investment Funds	160,422	157,383	139,777	1.9	14.8
Managed Portfolios	15,302	12,597	7,115	21.5	115.1
Third-Party Quotas	8,098	7,506	4,759	7.9	70.2
Total	183,822	177,486	151,651	3.6	21.2

Asset Allocation

	R$ million			Variation %
	Mar ‘08	Dec ‘07	Mar ‘07	Quarter	12 Months
Fixed Income	151,823	148,166	137,792	2.5	10.2
Variable Income	23,901	21,814	9,100	9.6	162.6
Third-Party Funds	8,098	7,506	4,759	7.9	70.2
Total	183,822	177,486	151,651	3.6	21.2

Adjusted Financial Margin

To provide a better analysis, Financial Margin is adjusted for the effect of hedge positions for investments, as shown below:

	R$ million			Variation
	1Q08	4Q07	1Q07	Quarter	12 Months
Reported Financial Margin	6,096	6,156	5,231	(60)	865
(-) Hedge / Exchange Variation	(46)	(159)	(212)	113	166
Adjusted Financial Margin	6,050	5,997	5,019	53	1,031
- Financial Margin - Interest	5,544	5,229	4,603	315	941
Volume				421	1,519
Rate				(106)	(578)
- Financial Margin - Non Interest	506	768	416	(262)	90
Average Rate of Adjusted Margin (%) *	9.2	9.8	9.4	-	-
(*) (Adjusted Financial Margin) / (Total Average Assets – Permanent Assets – Purchase and Sale Commitments).

In the comparison between 1Q08 and 1Q07, the improvement of R$1.031 billion in Adjusted Financial Margin was due to:

  the increase of R$941 million in income from interest-bearing operations, with impacts of R$1.519 billion from an increase in average business volume and of R$578 million from the narrowing of spreads; and
  the increase of R$90 million in “non-interest” income, basically due to loan recoveries in the amount of R$54 million and higher TVM/Treasury gains.

In the comparison between 1Q08 and 4Q07, the variation of R$53 million was due to:

  the increase of R$315 million in income from interest-bearing operations, with impacts of R$421 million from an increase in average business volume and of R$106 million from the narrowing of spreads; and
  the reduction of R$262 million in “non-interest” income, basically due to the decline in loan recoveries in the amount of R$56 million and the lower TVM/Treasury gains in the quarter.

Financial Margin – Interest:

The Financial Margin of interest-bearing operations is shown in the chart below. Note the growth in nominal terms in the quarter and margin remaining stable at 8.5% on average over the past 4 quarters.

Breakdown of Adjusted Financial Margin - Interest

The origin of Adjusted Financial Margin for interest-bearing operations is shown below. Note the importance of the relative share of loan operations, which accounted for 69% of the total in March 2008, versus 66% in the same period of 2007.

	R$ million			Variation %
	1Q08	4Q07	1Q07	Quarter	12 Months
- Loan Operations	3,830	3,567	3,025	7.4	26.6
- Funding	572	541	548	5.7	4.4
- Insurance	557	497	542	12.1	2.8
- TVM and Treasury / Other	585	624	488	(6.3)	19.9
Financial Margin - Interest	5,544	5,229	4,603	6.0	20.4

Loan Financial Margin – Interest

A summary of loan activity is shown below:

(*) PLL + Discounts - Recoveries
  The first line shows loan interest income net of opportunity cost (basically rate of the Interbank Deposit Certificate – CDI).
  The second line shows loan financial margin, i.e. loan interest income net of the losses associated with these loans, which shows consistent growth in nominal terms, with cumulative growth of 14.0% over the past 12 months. The result attests to the strength of the strategy Bradesco has adopted for granting loans.
  The third line incorporates the cost of delinquency, represented by the provision for Loan Losses (PLL) plus the discounts given in renegotiations, net of loan recoveries.

Fee and Commission Income

A breakdown and the variations in Fee and Commission Income in the respective periods are shown below:

	R$ million			Variation %
	1Q08	4Q07	1Q07	Quarter	12 Months
Card Income	677	688	557	(1.6)	21.5
Checking Accounts	578	609	574	(5.1)	0.7
Loan Operations	499	521	441	(4.2)	13.2
Fund Management	385	384	334	0.3	15.3
Charging / Collections	284	283	274	0.4	3.6
Other	380	411	379	(7.5)	0.3
TOTAL	2,803	2,896	2,559	(3.2)	9.5

In the comparison between 1Q08 and 1Q07, the increase of R$244 million was due to:

  the growth of R$120 million in the item “Income from Cards”, driven by the increase of 21.1% in the card base (debit and credit), from 60.254 million to 72.971 million;
  the increase in the volume of loan operations contracted, especially to individuals, led by the products Personal Loans and Vehicles, which was the main factor in the evolution of the item Revenues from Loan Operations, with an improvement of R$58 million; and
  the increase of 21.2% in the volume of assets under management, from R$151.651 billion on March 31, 2007 to R$183.820 billion in the same period of 2008, which was the main factor in the growth of the item Fund Management, which increased by R$51 million.

In the comparison between 1Q08 and 4Q07, the reduction of R$93 million was due to:

  the realignment of fees for the current accounts charged from individuals;
  the lower revenue from loan operations due to the lowering of the loan fee (TAC);
  the lower volume of operations involving the capital markets due to the economic scenario; and
  the higher seasonal volume of credit card operations in the 4Q07.

Personnel Expenses

A breakdown and the variations in Personnel Expenses in the respective periods are shown below:

	R$ million			Variation %
	1Q08	4Q07	1Q07	Quarter	12 Months
Structural	1,362	1,380	1,228	(1.3)	10.9
Non-Structural	375	441	232	(15.0)	61.6
TOTAL	1,737	1,821	1,460	(4.6)	19.0

In the comparison between 1Q08 and 1Q07, the variation of R$277 million was due to:

  the increase of the customer service network and the consequent hiring of employees, as well the wage increase granted under the 2007 collective bargaining agreement (6.0%), benefits and other items in the amount of R$117 million;
  the increase in expenses with the profit-sharing scheme for employees and management, in the amount of R$62 million;
  institutions acquired in 2007 (Credifar – association with Lojas Colombo and BMC) in the amount of R$15 million; and
  higher expenses with provisions for labor proceedings in the amount of R$83 million.

In the comparison between 1Q08 and 4Q07, the reduction of R$84 million comprised basically of:

  the lower expenses with:
    - the employee and management profit-sharing scheme (PLR), in the amount of R$49 million;
    - training programs, in the amount of R$13 million; and
    - provisions for labor proceedings, in the amount of R$10 million.
  the higher concentration of vacations in 1Q08, totaling R$21 million.

Other Administrative Expenses

A breakdown and the variations in Other Administrative Expenses in the respective periods are shown below:

	R$ million			Variation %
	1Q08	4Q07	1Q07	Quarter	12 Months
Third-Party Services	446	474	343	(5.9)	30.0
Communication	260	250	220	4.0	18.2
Financial System Services	145	142	123	2.1	17.9
Depreciation and Amortization	138	137	133	0.7	3.8
Transportation	133	142	124	(6.3)	7.3
Advertisement	122	229	107	(46.7)	14.0
Rentals	107	104	96	2.9	11.5
Data Processing	97	114	89	(14.9)	9.0
Assets Maintenance and Conservation	89	82	68	8.5	30.9
Other	278	299	237	(7.0)	17.3
TOTAL	1,815	1,973	1,540	(8.0)	17.9

In the comparison between 1Q08 and 1Q07, the variation of R$275 million was driven by:

  the organic growth;
  the increase in business volume;
  investments to improve and optimize the technological platform (IT Improvement Project); and
  contractual adjustments.

In the comparison between 1Q08 and 4Q07, the decline of R$158 million primarily comprised:

  R$107 million related to the seasonal higher volume of expenses with advertising in the 4Q07; and
  R$45 million referring to higher expenses with third-party services and data processing in the 4Q07, due to the higher volume of business that is a characteristic of the quarter.

Performance Indicators

Efficiency Ratio

The focus on controlling Personnel and Administrative Expenses and the expansion of the various sources of income have enabled the continuous improvement in this ratio, shown as follows:

In previous 12 months

Coverage Ratio

In previous 12 months

The Coverage Ratio (Fee and Commission Income/Personnel Expenses + Administrative Expenses), which was showing constant improvement, declined by 1.5 p.p. against the prior quarter, basically due to the investments in the technology platform, the expansion of the customer service network and the effect of realignment of fees charged from individuals as of the first quarter of 2008.

Insurance, Private Pension Plans and Certificated Savings Plans

Organizational Structure

Grupo Bradesco de Seguros e Previdência

Main Highlights of Balance Sheet

R$ million
				Variation %
	Mar ‘08	Dec ‘07	Mar ’07	Quarter	12 Months
Assets	73,615	73,318	62,390	0.4	18.0
Securities	68,077	67,718	57,294	0.5	18.8
Technical Provisions	59,722	58,526	50,653	2.0	17.9
-Insurance	5,588	5,492	4,903	1.7	14.0
-Life and Pension Plan	51,607	50,543	43,430	2.1	18.8
-Certificated Savings Plans	2,527	2,491	2,320	1.4	8.9
Shareholders' Equity	9,155	8,647	7,256	5.9	26.2

Technical provisions of the Insurance Group accounted for 35.1% of the insurance market up to February 2008, according to Susep and ANS data.

In terms of solvency, note that Grupo Bradesco de Seguros e Previdência complies with the Susep rules that took effect on January 1, 2008 and is also adjusted to international standards (Solvency II). It has a financial leverage ratio of 2.3 times its Shareholders’ Equity, a level comparable to companies in Europe and the United States, where insurance premiums usually do not exceed three times Shareholders’ Equity.

Main Highlights of Results

R$ million
				Variation %
	1Q08	4Q07	1Q07	Quarter	12 Months
Net Premiums Written	5,367	6,175	4,801	(13.1)	11.8
Operating Income	1,075	766	728	40.3	47.7
Net Income	746	582	529	28.2	41.0
ROAE (%)	37.8	32.0	33.0	5.8 p.p.	4.8 p.p.

In addition to the 11.8% increase in production, the following factors also contributed significantly to this result:

• the return to normal levels of technical provision in the Individual Health portfolio (see page 17 of this press release);
• the reduction of 1.6 point in the Claims Ratio in relation to the 4Q07; and
• the decline in the sales ratio in the first quarter of 2008 compared to the other periods (11.5 in 1Q07, 11.5 in 4Q07 and 10.9 in 1Q08);

Indicators

%
	1Q08	4Q07	1Q07
Market Share of Insurance, Private Pension Plans and Certificated Savings Plans Premiums *	24.1	25.5	24.4
Claims Ratio [1]	73.4	75.0	72.9
Sales Ratio [1]	10.9	11.5	11.5
Administrative Expenses Ratio [2]	5.3	5.1	5.0
Combined Ratio (Excluding additional provisions)	83.9	86.0	85.1
*Data of February/08, December/07 and March/07
1 The ratios were recalculated according to Susep Circular 356.
2 Administrative Expenses / Revenues

Sources: Susep and ANS

In February 2008, the Insurance Group accounted for 24.1% of revenue in the insurance market. This level of revenue maintains the Insurance Group’s leadership in the property and casualty, life and private pension segments.

Number of Clients (Insurance, Private Pension Plans and Certificated Savings Plans)

R$ million
				Variation %
	Mar ‘08	Dec ‘07	Mar ‘07	Quarter	12 Months
Policyholders	20,777	19,802	14,695	4.9	41.4
Private Pension Plan	1,321	1,321	1,270	-	4.0
VGBL	582	580	544	0.3	7.0
Certificated Savings Plans	2,309	2,289	2,276	0.9	1.4
TOTAL	24,989	23,992	18,785	4.2	33.0

Human Resources

Result Distribution of Grupo Bradesco de Seguros e Previdência

R$ million
				Variation %
	1Q08	4Q07	1Q07	Quarter	12 Months
Life and Pension Plan	428	372	347	15.1	23.3
Certificated Savings Plans	59	64	58	(7.8)	1.7
Health	117	11	4	-	-
Basic Lines	142	135	120	5.2	18.3
TOTAL	746	582	529	28.2	41.0

The Net Income of the Insurance Group, until February 2008, represented 45.3% of the Net Income earned by Brazil’s entire insurance market.

Bradesco Vida e Previdência

Total Revenues from Private Pension Plans and VGBL reached R$2.645 billion in the 1Q08, for market share of 38.4% (February 2008), while Revenues from Life Insurance and Personal Accident Premiums totaled R$469 million, for market share of 17.3% . (Market data of February 2008).

R$ million
				Variation %
	1Q08	4Q07	1Q07	Quarter	12 Months
Net Income	428	372	347	15.1	23.3
Premium Revenues and Contribution Income *	3,114	3,894	2,690	(20.0)	15.8
- Revenues from Private Pension Plans and VGBL	2,645	3,448	2,307	(23.3)	14.7
- Revenues from Life/Personal Accidents Insurance Premiums	469	446	383	5.2	22.5
Technical Provisions	51,607	50,543	43,430	2.1	18.8
Investment Portfolio (R$ billion)	53,987	54,320	45,839	(0.6)	17.8
Claims Ratio (%)	43.1	41.6	55.4	1.5 p.p.	-12.3 p.p.
Sales Ratio (%)	19.9	23.0	27.4	-3.1 p.p.	-7.5 p.p.
Combined Ratio (%)	35.6	45.0	48.1	-9.4 p.p.	-12.5 p.p.
Participants / Policyholders (thousand)	17,559	16,771	11,571	4.7	51.8
Market Share - Premium Revenues and Contributions (%) **	32.5	31.4	31.6	1.1 p.p.	0.9 p.p.
* Life / VGBL / PGBL / Traditional ** Data of February/08, December/07 and February/07

The balance of technical provisions includes the contribution insufficiency provision (PIC), which is calculated conservatively using the American assuaged survival table AT-2000, improved by 1.5%, considering separately men and women, who have a longer life expectancy, and with a real interest rate of 4.3% per annum.

The variation in the revenues from premiums and contribution income, in the 1Q08 compared to the 4Q07, is due to a greater demand of the product because of the tax planning of Individuals’ income tax and also the greater investment of funds in the economy due to the Christmas bonus.

In the 1Q08, the result was positively impacted due to the fact that there was no adjustment in the provisions: Longevity, Improvement and increase in IBNR tail in the life line.

Total Technical Provisions in the 1Q08 reached R$24.2 billion in Private Pension Plans, R$25.2 billion in VGBL products and R$2.2 billion in Life and Personal Accident and others. The Portfolio of Private Pension Plan and VGBL Investments represent 40.2% of the market (source: Fenaprevi). (Market data of Feb-08).

Bradesco Capitalização

R$ million
				Variation %
	1Q08	4Q07	1Q07	Quarter	12 Months
Net Income	59	64	58	(7.8)	1.7
Income from Certificated Savings Plans	372	417	343	(10.8)	8.5
Technical Provisions	2,527	2,491	2,320	1.4	8.9
Clients (thousand)	2,309	2,289	2,276	0.9	1.4
Market Share - Income (%) *	18.4	19.9	19.4	-1.5 p.p.	-1.0 p.p.
* Data of February/08, December/07 and February/07.

The variation in revenues with Certificated Savings Plans, in the 1Q08 compared to the 4Q07, is due to the higher sale of “Pé Quente” product held in 4Q07.

Number of Active Certificated Savings Plans (in thousands)

Plans of Assignment of Draw Right have shorter effective terms and grace periods and low unit sales value.

Bradesco Auto/RE

R$ million
				Variation %
	1Q08	4Q07	1Q07	Quarter	12 Months
Net Income	44	40	30	10.0	46.7
Net Premiums Written [1]	653	653	604	-	8.1
Technical Provisions	2,187	2,201	2,280	(0.6)	(4.1)
Claims Ratio (%)	68.6	69.8	72.1	-1.2 p.p.	-3.5 p.p.
Sales Ratio (%)	19.7	19.4	19.1	0.3 p.p.	0.6 p.p.
Combined Ratio (%)	103.7	102.2	102.4	1.5 p.p.	1.3 p.p.
Policyholders [2] - thousand	2,144	2,074	1,977	3.4	8.4
Market Share - Premiums Written (%) *	10.5	12.3	11.3	-1.8 p.p.	-0.8 p.p.
* Data of February/08, December/07 and February/07.
1 Auto / RE lines
2 Excluding Indiana Seguros policyholders, for comparison between the periods

Insurance premiums of the Auto/RE segment correspond to 10.5% of the market. (Market data of February 2008)

Bradesco Saúde

R$ million
				Variation %
	1Q08	4Q07	1Q07	Quarter	12 Months
Net Income	117	11	4	-	-
Net Premiums Written	1,133	1,111	1,009	2.0	12.3
Technical Provisions	3,296	3,202	2,501	2.9	31.8
Claims Ratio (%)	86.9	89.5	77.9	-2.6 p.p.	9.0 p.p.
Sales Ratio (%)	3.7	3.6	3.1	0.1 p.p.	0.6 p.p.
Combined Ratio (%)	98.7	99.9	88.4	-1.2 p.p.	10.3 p.p.
Policyholders - thousand	2,977	2,858	2,679	4.2	11.1
Market Share - Premiums Written (%) *	42.0	42.4	42.7	-0.4 p.p.	-0.7 p.p.
* Data of February/08, December/07 and February/07

Technical provisions in the Individual Health portfolio include provisions for the equalization of the premiums of policyholders older than 59 years – from plans prior to Law 9,656/98 –, for the equalization of remission benefits, and for the differences between (i) the values resulting from the application to these premiums of the adjustments authorized annually by ANS and (ii) the values calculated based on the price adjustments in the industry, which encumber the average value of indemnified events. These provisions reflect the efforts of Management of the Insurance Group over the past few years to maintain a conservative provisioning policy to cover the risks inherent to the business. Thus, if current market conditions are maintained, mainly in terms of claims levels and the ability to adjust premiums for medical inflation, Bradesco believes that the current level of provisioning is adequate to cover the risks identified, in accordance with the respective technical notes.

In March 2008, Bradesco Saúde maintained a leading position in the corporate segment (Source: ANS). The number of companies that consider the Health and Dental Plans their best options for medical-hospital and dental care continue to grow. Bradesco Saúde currently has approximately 3 million clients, 2.7 million of which are in the corporate segment.

Following the acquisition of Mediservice (Administradora de Planos de Saúde), Bradesco Saúde exceeded the 3.2 million mark in number of clients, increasing its premium market share. Including Mediservice’s corporate clients, Bradesco Saúde holds in its portfolio nearly half of the 100 largest employers in Brazil.

Number of Policyholders (in thousands)

Highlights from the Investor Relations Department

Investor Relations Department

In the first quarter we participated in two international conferences – in Acapulco and New York, as well as in road shows in London, Edinburgh and Boston, and for the first time in the World Money Show, in Orlando.

In Brazil, we began the cycle of APIMEC meetings in Campinas, São Paulo, and the National Investors Institute (INI) Meeting in São Paulo and Ribeirão Preto. We also participated in the conference in Costa do Sauípe.

Bradesco received the “Company with the Best Investor Relations Practices” award in the Brazilian financial sector. In its first edition, which occurred in 2007, the award is the result of a research carried out in 2007 by Institutional Investor magazine with portfolio managers and research officers from 115 national and international institutions.

Bradesco received three awards at the tenth Edition of the IR Global Rankings 2008 in a ceremony held in March 2008.

• Earnings Release
- 1st place in Latin America and 1st place in the Financial Sector worldwide for two years running;
• Online Annual Report
- 1st place in Latin America and 1st place in the Financial Sector worldwide for the first time;
• Investor Relations Website
- TOP 5 in Latin America for the fifth year running;
- 1st in the Financial sector worldwide for two years running.

Organized by MZ Consult, the IR Global Rankings is sponsored by KPMG, NYSE Euronext, The Bank of New York, Mellon, Arnold & Porter, Bloomberg, Demarest & Almeida and PR Newswire, and recognizes companies with consistent communication with investors. 160 companies from 32 countries participated in this tenth edition of the event.

Social-Environmental Responsibility Area

Amazonas Sustentável Card: through a partnership entered into with the state of Amazonas in November 2007, in which Bradesco became one of the co-founders of Fundação Amazonas Sustentável (FAS), and as part of the commercial strategy of the Bank of the Planet, the Fundação Amazonas Sustentável Credit Card was launched. It is the first card in the Brazilian market made from recycled PET bottles. The goal is that part of the revenue from the new card is donated to the FAS, which, in turn, has the main challenge to preserve the set of 31 environmental conservation units of the Amazonas, which cover 17 million hectares, where more than 8.5 thousand families live, generating several social and environmental benefits such as forest conservation and its positive impact on the climate of the planet, the valuation of biodiversity and the development of communities in a sustainable model.

Pé Quente FAS: the newest Bradesco certificated savings plan, Pé Quente Bradesco Amazonas Sustentável, donates part of its revenue to the FAS. The plan, with a monthly payment of R$20.00, gives clients an opportunity to win weekly prizes worth $50 thousand through National Lottery draws. At the end of the investment period, the plans are redeemed for 100% of the initial amount invested, adjusted by the reference interest rate (TR).

Piracicaba Nursery: in February, Bradesco, through Bradesco Capitalização and in partnership with the Fundação SOS Mata Atlântica, inaugurated the “Elvira Guarda Mascarim” Forest Seedling Production and Environmental Education Center in the city of Piracicaba, São Paulo state. The center provides seedlings native to the Atlantic Rainforest to restore important forest areas as part of the carbon (CO2) neutralization program of the organization and the Eco Financing program. The objective is to offset the CO2 emitted by the vehicles financed by the Bank.

Sustainability Report: in March 2007, Bradesco published the edition of its Sustainability Report, which provides a series of information on the Organization’s main initiatives from the economic, environmental and social standpoints, such as sustainability as it applies to finances, the environment, the relationships with stakeholders, the initiatives of Fundação Bradesco and the activities of Finasa Esportes (Finasa Sports). The report follows guidelines proposed by the Global Reporting Initiative (GRI), level A+ (which corresponds to more advanced stages) and proposes a sustainability report standard that can be used by investors, market analysts as well as other publics.
The online version of the 2007 Sustainability Report is available on the website www.bradesco.com.br/rsa

CONFERENCE CALL INFORMATION

Date: Tuesday April 29, 2008

Portuguese	English
10:00 a.m. (São Paulo) 9:00 a.m. (U.S. ET) Brazil +55 (11) 4688-6301 International +55 (11) 4688-6301 Code: Bradesco	11:30 a.m. (São Paulo) 10:30 a.m. (U.S. ET) USA +1 (800) 860-2442 International +1 (412) 858-4600 Brazil +55 (11) 4688-6301 Code: Bradesco

The conference calls are broadcast live via webcast with audio and slideshow. Please access our website at www.bradesco.com.br/ir. The presentations are available for download on the morning of the event on the conference call page.

An audio replay of the conference calls will be available from April 29 to May 5, 2008 at the phone numbers +55 (11) 4688-6312 (conference call code: 454 - event in Portuguese) and +55 (11) 4688-6312 (conference call code: 737 - event in English). Alternatively, the call will also be available on Bradesco’s Investors Relations website approximately two hours after the event has ended.

Market Indicators

In %	1Q08	4Q07	1Q07
USD Commercial Rate	(1.25)	(3.68)	(4.10)
CPI (IPCA)	1.52	1.43	1.26
CDI	2.57	2.62	3.03
IGP-M	2.38	3.54	1.11
Selic (year-end)	11.25	11.25	12.75
USD Commercial Rate (year-end) - R$	1.7491	1.7713	2.0504

Macroeconomic Scenario

In %	2008	2009	2010
USD Commercial Rate (year-end) - R$	1.75	1.80	1.87
CPI (IPCA)	4.90	4.40	4.00
IGP-M	6.80	4.00	4.00
Selic (year-end)	13.00	12.00	10.50
GDP	4.80	4.50	5.13

Comments from the Economic Research Department

The credit crisis in the United States remains the focus of international financial markets, while the revision of expectations for monetary policy was the main change in the domestic scenario.

The problems in the U.S. economy and financial system continued to be main drivers of the macroeconomic scenario in the first quarter. The U.S. credit crisis intensified during the quarter and gradually reversed course following the measures taken by the Federal Reserve, which implemented sharp cuts in the Fed Funds rate and a policy of providing substantial liquidity to the local financial system. The increase in Brazil country risk was due to the generalized deterioration in credit conditions. Note that the increase in country risk was relatively modest compared to other credit assets, such as the credit spreads obtained by U.S. companies.

The deterioration in the outlook for economic growth and the sharp decline interest rates in the United States resulted in generalized depreciation in the U.S. dollar against other currencies, especially the euro. Various emerging market currencies also reflected this trend of a weaker dollar.

The theory that the decline in domestic demand in the United States would to a large extent be offset by robust growth in other regions of the world, particularly Asia, has been validated. One sign of this is that despite the high volatility in the closing weeks of the quarter, the prices of the main commodities rose significantly in the period (the Reuters Commodity Research Bureau Index (CRB), which includes a wide variety of commodities, rose 7.9%) and remained at very high levels. On the one hand, this helped intensify concern with higher inflation at the global level. On the other hand, it favors the external accounts of commodity-exporting countries. In particular, the hikes in commodity prices were favorable for Brazil, resulting in upward revisions in the contribution from international prices to exports in 2008.

The main alteration on the domestic front was the change in expectations concerning monetary policy in the year. Even though current inflation and analysts’ expectations remained near the 4.5% inflation target, the risks posed to the inflation environment have increased and the Central Bank has signaled preventive action.

Brazil GDP growth closed 2007 at 5.4%, with a significant expansion in investment (13.4%) and higher household consumption (6.5%) . The indicators for economic activity available for the first quarter show that the expansion rate remained in an outstanding position. Consequently, we raised our forecast for GDP growth in 2008 from 4.5% to 4.8% . The expansion in credit, the higher government expenditure and, more importantly, the increase in income and employment levels should continue to support growth in household consumption. The decline in liquidity in international capital markets has not affected investment planning or availability to support strong growth in corporate investments going forward (we expect a 12% increase in gross fixed capital formation in 2008).

Consumer inflation did not show any significant deviation from expectations in the first quarter. However, the increase in commodity prices, the pressure on wholesale prices and the higher GDP growth expected in the year have led us to revise slightly upwards our forecast for IPCA inflation from 4.5% to 4.9% . The moderate deterioration in the inflation scenario combined with the signals from the Central Bank point to a more conservative stance in monetary policy. Consequently, we expect interest rates to rise over the coming months, with the Selic rate closing the year at 13.0% .

MAIN FIGURES AND INDICATORS

				Variation %
In R$ million	1Q08	4Q07	1Q07	Quarter	12 Months
Reported Net Income	2,102	2,193	1,705	(4.1)	23.3

Adjusted Net Income	1,907	1,854	1,705	2.9	11.8
Earnings per Share (R$) (*)	0.62	0.61	0.57	1.6	8.8
Book Value per Share (R$) (*)	10.72	10.03	8.67	6.9	23.6

ROAE (Annualized) (**) (%)	28.7	29.4	32.6	-	-
ROAA (Annualized) (%)	2.2	2.3	2.5	-	-

Adjusted Financial Margin	6,050	5,997	5,019	0.9	20.5
Fee and Commission Income	2,803	2,896	2,559	(3.2)	9.5
Personnel and Administrative Expenses	3,552	3,794	3,000	(6.4)	18.4

Total Assets	355,517	341,184	281,944	4.2	26.1

Loan Portfolio	139,019	131,307	101,473	5.9	37.0
Sureties and Guarantees	25,080	24,296	15,969	3.2	57.1
Credit Cards (***)	5,309	5,804	4,913	(8.5)	8.1
Total Credit Portfolio	169,408	161,407	122,355	5.0	38.5

Allowance for Loan Losses	(8,104)	(7,826)	(6,775)	3.6	19.6

Demand Deposits	26,680	29,420	20,708	(9.3)	28.8
Savings Deposits	33,290	32,813	27,609	1.5	20.6
Time Deposits + Debentures	83,023	67,860	58,006	22.3	43.1
Subordinated Debts	16,567	15,850	12,147	4.5	36.4

Technical Provisions	59,722	58,526	50,653	2.0	17.9
Shareholders’ Equity	32,909	30,357	26,029	8.4	26.4

In %
Efficiency Ratio (****)	41.7	41.8	42.1	-	-
Coverage Ratio (****)	78.7	80.2	78.0	-	-
Combined Ratio	83.9	86.0	85.1	-	-
Capital Adequacy Ratio (Financial Consolidated)	15.6	15.6	17.8	-	-
Capital Adequacy Ratio (Total Consolidated)	13.9	14.0	15.7	-	-
Fixed Asset Ratio (Financial Consolidated)	47.7	45.8	49.2	-	-
Fixed Asset Ratio (Total Consolidated)	12.1	14.5	11.4	-	-

In R$ million	1Q08	4Q07	1Q07	Quarter	12 Months
Interest on Shareholders’ Capital / Dividends	740	683	601	8.3	23.1
Total Shares (in thousand) (*)	3,069,867	3,028,011	3,002,039	1.4	2.3
(*) Note: For comparison purposes, the amounts were adjusted by the 50% stock bonus in 2008.
(**) Calculated excluding the mark-to-market effects of Available-for-Sale Securities recorded in Shareholders’ Equity.
(***) Operations with loan characteristics – purchases paid in installments and in cash.
(****) In the previous 12 months.

STATEMENT OF ADJUSTED INCOME

				Variation %
In R$ million	1Q08	4Q07	1Q07	Quarter	12 Months
REVENUES FROM FINANCIAL INTERMEDIATION	11,693	11,163	9,568	4.7	22.2

EXPENSES FROM FINANCIAL INTERMEDIATION	5,643	5,166	4,549	9.2	24.0

FINANCIAL MARGIN	6,050	5,997	5,019	0.9	20.5

Provision for Loan Losses	(1,667)	(1,556)	(1,160)	7.1	43.7
GROSS INCOME FROM FINANCIAL INTERMEDIATION	4,383	4,441	3,859	(1.3)	13.6

OTHER OPERATING INCOME (EXPENSES)	(1,815)	(1,963)	(1,578)	(7.5)	15.0
Fee and Commission Income	2,803	2,896	2,559	(3.2)	9.5
Insurance, Private Pension Plans and Certificated Savings Plans Retained Premiums	5,285	6,052	4,643	(12.7)	13.8
Variations of Provisions from Insurance, Private Pension Plans and Certificated Savings Plans	(2,533)	(3,644)	(2,413)	(30.5)	5.0
Claims - Insurance Operations	(1,640)	(1,595)	(1,428)	2.8	14.8
Certificated Savings Plans Draws and Redemptions	(318)	(379)	(301)	(16.1)	5.6
Insurance and Private Pension Plans Selling Expenses	(279)	(288)	(260)	(3.1)	7.3
Personnel Expenses	(1,737)	(1,821)	(1,460)	(4.6)	19.0
Other Administrative Expenses	(1,815)	(1,973)	(1,540)	(8.0)	17.9
Tax Expenses	(605)	(623)	(585)	(2.9)	3.4
Equity in earnings (losses) of Unconsolidated Companies	32	10	12	-	-
Other Operating Income	330	424	337	(22.2)	(2.1)
Other Operating Expenses	(1,338)	(1,022)	(1,142)	30.9	17.2

OPERATING INCOME	2,568	2,478	2,281	3.6	12.6
NON-OPERATING INCOME	15	21	(3)	-	(600.0)
INCOME BEFORE TAX ON INCOME AND PROFIT SHARING	2,583	2,499	2,278	3.4	13.4
INCOME TAX AND SOCIAL CONTRIBUTION	(672)	(642)	(570)	4.7	17.9
MINORITY INTEREST IN SUBSIDIARIES	(4)	(3)	(3)	33.3	33.3
ADJUSTED NET INCOME	1,907	1,854	1,705	2.9	11.8
(+) Nonrecurring Events	195	339	-	-	-
REPORTED NET INCOME	2,102	2,193	1,705	(4.1)	23.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.